Exhibit 99.1

Press Release
FOR IMMEDIATE RELEASE

LABOPHARM TO PRESENT AT
DUNDEE EMERGING GROWTH SUMMIT

LAVAL, Québec (November 20, 2009) - Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that James R. Howard-Tripp, President & Chief Executive Officer of the Company, will present at the Dundee Emerging Growth Summit at the Design Exchange in Toronto, on Thursday, November 26, 2009 at 2:30 p.m. ET.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, major European markets and Australia. The Company's second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review in the U.S. and Canada. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

For more information, please contact:
At Labopharm Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com